                                                              RULE NO. 424(B)(5)
                                                      REGISTRATION NO. 333-22889
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 12, 1997)

                                2,750,000 SHARES
                                    BRISTOL

                                                                          [LOGO]
                                 HOTEL COMPANY

                                  COMMON STOCK
                               -----------------

    All of the 2,750,000 shares of Common Stock of Bristol Hotel Company (the "Company" or "Bristol") offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "BH." On May 12, 1997, the last reported sale price of the Common Stock on the NYSE was $37 per share.

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          PRICE TO          UNDERWRITING        PROCEEDS TO
                                                           PUBLIC           DISCOUNT (1)        COMPANY (2)
Per Share..........................................        $36.00              $1.71               $34.29
Total (3)..........................................     $99,000,000          $4,702,500         $94,297,500

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $247,500.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 412,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $113,850,000, $5,407,875 and $108,442,125, respectively. See
    "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about May 16, 1997.
                            ------------------------

MERRILL LYNCH & CO.

             ALEX. BROWN & SONS
                       INCORPORATED

                          LEHMAN BROTHERS

                                       MONTGOMERY SECURITIES

                                                    SMITH BARNEY INC.
                            ------------------------

            The date of this Prospectus Supplement is May 12, 1997.

Certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include the purchase of shares of Common Stock prior to the pricing of the Offering for the purpose of maintaining the price of the Common Stock, the purchase of shares of Common Stock following the pricing of the Offering to cover a syndicate short position in the Common Stock or for the purpose of maintaining the price of the Common Stock, and the imposition of penalty bids. For a description of these activities, see "Underwriting."

    THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. TERMS USED HEREIN WITH INITIAL CAPITAL LETTERS WHICH ARE DEFINED IN THE ACCOMPANYING PROSPECTUS ARE USED HEREIN AS SO DEFINED. UNLESS OTHERWISE INDICATED, THE INFORMATION HEREIN GIVES EFFECT TO THE ACQUISITION (THE "HOLIDAY ACQUISITION") OF HOLIDAY INNS, INC. ("HOLIDAY INNS") BY THE COMPANY PURSUANT TO THE MERGER AGREEMENT AMONG THE COMPANY, HOLIDAY CORPORATION AND HOLIDAY INNS DESCRIBED IN THE ACCOMPANYING PROSPECTUS. ALL STATISTICS IN THIS PROSPECTUS RELATING TO THE LODGING INDUSTRY GENERALLY (OTHER THAN COMPANY STATISTICS) ARE FROM, OR HAVE BEEN DERIVED FROM, INFORMATION PUBLISHED OR PROVIDED BY SMITH TRAVEL RESEARCH, AN INDEPENDENT INDUSTRY RESEARCH ORGANIZATION. SMITH TRAVEL RESEARCH HAS NOT PROVIDED ANY FORM OF CONSULTATION, ADVICE OR COUNSEL REGARDING ANY ASPECT OF THE OFFERING, AND SMITH TRAVEL RESEARCH IS IN NO WAY ASSOCIATED WITH THE OFFERING. UNLESS INDICATED OTHERWISE, ALL INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

    Bristol Hotel Company is one of the largest owner/operators of hotels in North America, currently operating 98 hotels containing approximately 28,000 rooms, including 83 wholly-owned hotels. The Company's properties are predominantly full-service hotels that operate in the upscale and mid-priced segments of the lodging industry under franchise agreements primarily with Holiday Inn. The Company is the largest Holiday Inn franchisee in the world and also operates hotels under franchise agreements with other national hotel chains, including Marriott and Promus. The Company's hotels are located in 22 states, the District of Columbia and Canada, with hotels clustered in major metropolitan areas with concentrations in the South, Southwest and Pacific regions of the United States. Over the past 16 years, the Company's senior management team achieved a superior record of operating hotels by applying the proven operating strategies described below. As a result of substantial management equity ownership, the Company has a strong entrepreneurial orientation that emphasizes profitability, talent, innovation and teamwork throughout the organization.

    The Company completed its initial public offering of Common Stock (the "IPO") in December 1995 which provided capital for the Company's $130 million redevelopment of 18 hotels acquired from United Inns, Inc. in January 1995 and 2 additional hotels acquired thereafter (the "Initial Redevelopment Program"). The Company completed the final phase of the Initial Redevelopment Program in January 1997. As a result of the Holiday Acquisition, the Company added 60 hotels (the "Holiday Hotels") with approximately 18,000 rooms to its existing portfolio of 38 hotels with approximately 10,000 rooms (the "Existing Hotels") transforming the Company from a regional to a national market participant and creating one of the largest hotel owner/operators in North America. Approximately 75% of the Company's 28,000 rooms are located in metropolitan areas with populations in excess of one million.

    The Company believes that its hotels are well positioned in attractive markets and will benefit from the favorable conditions now prevailing in the lodging industry. The Company believes it will be able to continue to generate substantial growth by replicating the success achieved at the Existing Hotels through the application to the Holiday Hotels of the Company's proven redevelopment and repositioning capabilities and operating strategies. The Company also anticipates continued improvements in the operating performance of the Existing Hotels, particularly those which underwent substantial redevelopment and repositioning during 1996. The Company will continue to pursue an operating strategy focused on controlling all aspects of its hotel operations, concentrating on Holiday Inn brands, clustering assets within major metropolitan markets, utilizing aggressive direct, local sales and marketing techniques and maintaining a distinct management culture. The Company believes that the Holiday Acquisition will enhance the Company's ability to pursue additional acquisitions within the 2300-hotel, worldwide Holiday Inn system. The Company has targeted and will continue to pursue additional acquisition opportunities in existing and new geographic markets in the full-service sector, specifically in the upper end of the mid-priced segment and the lower end of the upscale segment. The Company believes that there will continue to be acquisition and redevelopment opportunities for full-service hotels in the near future as a result of the aging of a significant portion of the nation's hotel supply and the continued imposition of capital expenditure and other modernization requirements by many national hotel franchisors on the owners of the franchised hotels, many of which are small independent hotel companies or private hotel owners that may be unwilling or unable to satisfy such requirements.

                           DEVELOPMENTS SINCE THE IPO

HOLIDAY ACQUISITION

    In December 1996, the Company agreed to acquire the 60 Holiday Hotels containing approximately 18,000 rooms from Holiday Inns, a wholly-owned subsidiary of Bass plc ("Bass"). Of these properties, 45 hotels, containing approximately 14,000 rooms, are owned and managed by the Company, 12 hotels are managed by the Company for third parties and 3 hotels are managed by the Company and are 50% owned by the Company through joint ventures. The 60 Holiday Hotels are located in 16 states, the District of Columbia and Canada, with concentrations in the southern and southwestern United States and California. The Holiday Hotels are primarily clustered in major metropolitan areas, including Los Angeles, San Francisco, New Orleans, Orlando, San Antonio, Toronto, Philadelphia and Boston. For the twelve months ended December 27, 1996, the average daily room rate ("ADR"), the average occupancy percentage and the revenue per available room ("REVPAR") for the Holiday Hotels were $74.20, 73.8% and $54.78, respectively.

    The Holiday Hotels were acquired for approximately $666 million in cash and stock (based upon the closing sales price for Bristol Common Stock as reported on the NYSE on December 13, 1996, the last trading day before the public announcement of the Holiday Acquisition), representing an investment of approximately $48,000 for each of the 14,000 wholly-owned rooms acquired. The Company paid $398 million in cash and issued 9,361,308 shares of Common Stock to affiliates of Bass. Bristol expects to spend at least $200 million over the next three years to redevelop a substantial number of the Holiday Hotels, which would bring the Company's total investment to $62,000 per wholly-owned room (the "Holiday Redevelopment Program"). However, the final amount will be subject to change as a result of further review of each of the Holiday Hotels and any future changes in market conditions. Management estimates that such total investment represents approximately 65% of the replacement cost for hotels of similar type and quality under current market and financial conditions. The purchase price (before redevelopment costs) represents a multiple of 7.1x EBITDA (as defined below) for the Holiday Hotels for the 12 months ended December 27, 1996.

    Management also believes the Holiday Acquisition represents a unique strategic opportunity for the following reasons:

    - INTERNAL GROWTH POTENTIAL. The combined company has substantial growth potential primarily from expected improvements to the operating performance of the Holiday Hotels resulting from the Holiday Redevelopment Program as well as from the application of the Company's proven operating strategies.

    - ASSET DIVERSIFICATION. The Holiday Acquisition transformed Bristol from a regional to a national market participant and created one of the largest hotel owner/operators in North America. Though the combined company will have concentrations in the southern and southwestern United States, as well as California, the Company will be less sensitive to changes in economic conditions in any single location. The addition of the Holiday Hotels will also significantly strengthen the Company's platform for future expansion in several new metropolitan areas.

    - ADDITIONAL ACQUISITION OPPORTUNITIES. In connection with the Holiday Acquisition, Bristol and Holiday Corporation entered into an agreement under which, subject to certain limitations, Bristol obtained the right to pursue hotel acquisition and development opportunities for Holiday Inn and

      Holiday Inn Select hotels presented to Holiday Corporation and affiliated entities. In addition, the Company believes that its new relationship with Holiday Corporation will enhance the Company's ability to identify and access additional acquisition opportunities from a potentially substantial number of existing Holiday Inn franchisees who are unable or unwilling to provide the capital required to meet Holiday Inn's core modernization requirements.

    - COMPLEMENTARY STRENGTHS. The Company is the largest Holiday Inn franchisee in the world. In connection with the Holiday Acquisition, the Company has committed to affiliate at least 85% of its portfolio (by room count) with brands franchised by Holiday Inn Worldwide. The Company intends to reflag nine of its Existing Hotels which are currently operated under Bristol proprietary brands with a Crowne Plaza or Holiday Inn Select brand. Franchise fees payable for these converted hotels will equal 0% of room revenues for the remainder of 1997, increasing to 1% in 1998, 3% in 1999 and 5% in 2000 and beyond. The combination capitalizes on the complementary strengths of Bristol as a disciplined, bottom-line driven owner/operator and Holiday Inn as the recognized worldwide industry leader in hotel brand identity. The Company believes that as a result of the Company's planned redevelopment of many highly-visible Holiday Inn hotels and improvements by other franchisees in connection with Holiday Inn Worldwide's core modernization program, the perception of Holiday Inn brands will be enhanced.

    Upon completion of the Offering, Holdings (as defined in the accompanying Prospectus), which was organized by The Hampstead Group, L.L.C., and the Holiday Entities (as defined in the accompanying Prospectus), which are subsidiaries of Bass, each will own approximately 33% of the outstanding shares of Common Stock. Pursuant to a stockholder's agreement, the Board of Directors of the Company will be reconstituted to include nine persons, with each of Hampstead and Bass entitled to designate three members thereof.

OTHER ACQUISITIONS

    In May 1996, the Company also acquired the 159 room Holiday Inn in Plano, Texas for $6 million, and in January 1997, the Company acquired the 382 room Allerton Hotel and related retail space located on North Michigan Avenue in Chicago, Illinois for $35 million. The Company completed a $2 million renovation of the Holiday Inn Plano in January 1997 and anticipates spending approximately $27 million in a comprehensive redevelopment of The Allerton Hotel, which will operate as a Crowne Plaza with 420 rooms upon completion (presently scheduled for mid-1998).

INITIAL REDEVELOPMENT PROGRAM

    Following the consummation of the acquisition of United Inns, Inc. in January 1995, Bristol initiated the Initial Redevelopment Program which included extensive exterior and interior reconstruction and renovation to 20 of the Existing Hotels, as well as the strategic repositioning of such hotels within their local markets. The Initial Redevelopment Program was completed in three phases. Phase I consisted of the redevelopment of six full-service hotels and one limited-service hotel and was completed in December 1995. Phase II consisted of the redevelopment of four full-service hotels and one limited-service hotel and was completed in May 1996. Phase III consisted of the redevelopment of six full-service hotels and two limited-service hotels and was completed in January 1997. The Company invested a total of $130 million in the Initial Redevelopment Program resulting in an aggregate redevelopment cost per room of $24,200. The following table illustrates the improvements that were achieved for the seven hotels subject to Phase I redevelopment, which had aggregate redevelopment costs of $24,600 per room, by comparing their 12-month operating results before redevelopment to their 12-month results after redevelopment:

                                                                    TWELVE MONTHS ENDED
                                                               ------------------------------
                                                                               FEBRUARY 28,
PERFORMANCE MEASURE                                            MAY 31, 1995        1997
-------------------------------------------------------------  ------------  ----------------
Occupancy(1).................................................         54.8%             68.8%
ADR..........................................................       $ 60.70           $ 71.47
REVPAR(2)....................................................       $ 33.24           $ 49.20
Total revenue per room ......................................       $16,375           $26,796
EBITDA per room(3) ..........................................       $ 3,307           $ 8,314
Food and beverage margin(4) .................................         19.6%             32.5%
Gross operating margin(5)....................................         27.6%             37.7%

------------------------

  (1) Calculated on a per available room per year basis.

  (2) Represents revenue per available room, calculated as rooms revenue divided by average available rooms.

  (3) Represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is an effective measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance.

  (4) Represents gross food and beverage operating profit as a percentage of food and beverage revenue.

  (5) Represents total revenues less departmental expenses, administrative and general expenses, marketing expenses, property operating costs and property taxes, rent and insurance as a percentage of revenue.

FIRST QUARTER RESULTS OF OPERATIONS

    On April 23, 1997, the Company announced total revenues of $58.3 million for the quarter ended March 31, 1997, a 17% increase over the $49.7 million for the comparable period in 1996. The Company's reported net income for the first quarter of 1997 was $4.4 million, or $0.26 per share, compared to $3.9 million, or $0.23 per share, for the comparable prior period, and its EBITDA for the first quarter of 1997 was $18.5 million, a 29% increase over the $14.3 million for the comparable prior period. The Company attributed its increase in EBITDA primarily to the improvement in the operating results of the hotels redeveloped in the Initial Redevelopment Program; increased operating income was partially offset by higher debt service and depreciation charges. On a same hotel basis, REVPAR increased 15% to $48.58 from $42.22, average occupancy percentage increased to 70.6% from 61.9% and ADR increased 1% to $68.82 from $68.26. The Company's first quarter 1997 results do not give effect to the Holiday Acquisition.

                        OPERATING AND GROWTH STRATEGIES

OPERATING STRATEGY

    The Company's operating strategy has enabled it to achieve strong operating results during periods of industry weakness, as was experienced during the late 1980's and early 1990's, and in times of strength, as reflected by the current lodging industry environment. This strategy and the Company's underlying management culture have enabled the Company to successfully acquire, redevelop and reposition 28 hotels since January 1995, starting from a base of only ten hotels. The same fundamental operating strategy will be utilized in the integration of the Holiday Hotels. The Company's operating strategy is focused on maximizing the performance of individual assets and encompasses the following key elements:

    EXPERIENCED AND INCENTIVIZED MANAGEMENT TEAM. Since its inception in 1981, the Company's success has been led by the same Chief Executive Officer and Chief Operating Officer, who have provided both a consistent management philosophy, commitment to quality and focus on sound business management principles. Five of the top seven Company executives have been with the organization for more than 15 years and three of four regional vice presidents of operations have more than ten years experience with the Company. The executive officers of the Company are among the largest individual owners of Common Stock prior to the Offering.

    CONTROL OVER HOTEL OPERATIONS. The Company's primary business has always been the ownership and operation of hotels, and it has always managed its properties from an owner's point of view. The Chief Operating Officer exercises control over operations through four Regional Vice Presidents and 12 Area Directors who provide direction to hotel General Managers and coordinate support services from the Company's headquarters.

    FOCUS ON HOLIDAY INN BRANDS. The Holiday Inn brands are widely recognized as the leading brands in consumer awareness. The Company believes that Holiday Inn Worldwide has demonstrated a renewed commitment to the quality and consistency of its hotels through the initiation of its core modernization program in September 1994, pursuant to which Holiday Inn franchisees have spent in excess of $1 billion to upgrade the quality of their hotels. The core modernization program provides franchisees with specific requirements designed to enhance the appearance of the exteriors, rooms, and public spaces of their hotels. With the completion of the Holiday Acquisition, the Company has committed to affiliate at least 85% of its portfolio (by room count) with brands franchised by Holiday Inn Worldwide, including Crowne Plaza, Holiday Inn Select and Holiday Inn. Management believes the Holiday Inn Worldwide reservations systems are the strongest and most productive in the industry. The Company will also continue to own and operate hotels under license agreements from Marriott, Promus and HFS, and may own and operate independent hotels when it will maximize their performance.

    DIRECT SALES AND MARKETING. While there are significant benefits from affiliations with Holiday Inn's and other national reservations systems, the Company believes that many reservations decisions are made in local markets and that business can best be attracted through an aggressive local sales effort. The Company has a proven track record of attracting group business during low volume periods, enabling its hotels to maintain higher occupancy levels than are typical of its market areas.

    FOCUS ON FULL-SERVICE, MID-MARKET HOTELS. The Company's hotels are primarily full-service properties targeting the mid-priced and lower upscale segments of the lodging industry. Supply and demand fundamentals for full-service hotels with food and beverage service operating in the mid-priced segment have been favorable. In the period between 1991 and 1996, the room supply has decreased by 0.2% and demand has increased by 3.9%. While most of the major lodging companies have focused on upscale full-service hotels or on economy and mid-market limited service hotels, the Company is the largest owner/ operator of hotels dedicated to providing mid-market consumers with a first-class, full-service hotel experience.

    GEOGRAPHIC DIVERSITY WITH FOCUS ON MAJOR METROPOLITAN MARKETS. The Company's hotels are located in major metropolitan areas throughout the continental United States and Eastern Canada. Approximately 53% of the Company's 28,000 rooms are located in Texas, California and Florida, which constitute the largest state-hotel markets in the U.S. and have the greatest demand for hotel rooms. An additional 25% of the Company's rooms are located in the remainder of the South, with large concentrations in Georgia, South Carolina, Tennessee and Mississippi. Approximately 7% of the Company's rooms are located in the Northeast (including Boston, Stamford, Hartford, Philadelphia, Pittsburgh and Washington, D.C.) and the Midwest, Mountain States and Canada each account for about 5% of the Company's rooms. The Company operates hotels in 17 of the 25 largest U.S. metropolitan areas and has concentrations of at least 600 rooms in 12 of such metropolitan areas.

GROWTH STRATEGY

    The Company expects to generate substantial future growth through continued improvement in the operation of its Existing Hotels, including those repositioned in the Initial Redevelopment Program and those added with the Holiday Acquisition, as well as the pursuit of other acquisition opportunities which currently are or could be affiliated with various Holiday Inn brands.

    CONTINUED IMPROVEMENT OF REDEVELOPED HOTELS. Many of the hotels included in the Initial Redevelopment Program were under construction during 1996 and the Company does not expect those hotels to achieve stabilized operating results until 1998. As a result, the Company anticipates significant improvements in the operating performance of those hotels in addition to any favorable impact from overall industry conditions.

    THE HOLIDAY ACQUISITION. As discussed above, the Company believes there are significant opportunities to redevelop and reposition the hotels added through the Holiday Acquisition, providing substantial growth opportunities over the next three to four years.

    FUTURE ACQUISITION OPPORTUNITIES. Management believes that there continues to be substantial acquisition opportunities, particularly with older full-service facilities in superior locations that have not been maintained to a standard which can compete effectively with new limited service competition. The existing ownership of the approximately 2300 hotels (390,000 rooms) in the Holiday Inn system is highly fragmented as the typical franchisee owns only one or two hotels. In connection with the Holiday Acquisition, Holiday Corporation agreed, with minor exceptions, to refer to all of its acquisitions and management opportunities for Holiday Inn and Holiday Select hotels to the Company.

    REPOSITIONING STRATEGIES. The Company is the world's largest Holiday Inn franchisee and intends to focus its acquisition and redevelopment efforts on hotels which will further expand its position in the Holiday Inn system. It is anticipated that most opportunities will follow one of three basic redevelopment strategies: (i) large-scale full-service hotels (over 250 rooms and substantial meeting space) located in major metropolitan areas branded as Crowne Plazas, Holiday Inn Selects or Holiday Inns, (ii) smaller full-service Holiday Inn hotels (less than 250 rooms with small high-quality restaurants) located in suburban areas and smaller cities and (iii) mid-market full-service resort hotels for middle-income families.

    CAPITALIZE ON IMPROVING INDUSTRY FUNDAMENTALS. The Company expects the overall industry performance to improve in most of the metropolitan areas where its hotels are located. While occupancy has leveled off, the industry still has pricing power which should favorably impact financial results even at the Company's stabilized hotels.

    The Company expects that the net proceeds of the Offering combined with the leverage thereon permitted by the New Credit Facility (as defined in the accompanying prospectus) should be sufficient to enable it to purchase approximately $100 million of additional hotel assets in the future. The Company expects to continue to pursue appropriate acquisition opportunities, some of which may be significant. Such acquisitions may be financed with additional borrowings, cash from operations or through the issuance of additional shares of Common Stock.

                                  THE OFFERING

Common Stock Offered.........................  2,750,000 shares (1)
Common Stock to be Outstanding after the       28,677,148 shares (1)(2)
  Offering...................................
Use of Proceeds..............................  The Company expects to use the net proceeds of the Offering for general corporate
                                               purposes, including debt repayment and hotel
                                               renovations and acquisitions.
New York Stock Exchange symbol...............  "BH"

------------------------

(1) Does not include up to 412,500 shares of Common Stock subject to an over-allotment option granted to the Underwriters. See "Underwriting."

(2) Does not include 1,400,000 shares of Common Stock reserved for issuance under stock option plans, including 1,139,075 shares of Common Stock issuable upon exercise of options outstanding as of the date of this Prospectus Supplement.

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering are estimated to be approximately $94,050,000 million (approximately $108,194,625 million if the over-allotment option is exercised in full) after giving effect to estimated underwriting discounts and offering expenses payable by the Company. The Company expects to use the net proceeds from the Offering for general corporate purposes, including to fund hotel redevelopment costs and acquisitions. Pending such uses, the Company intends to use the net proceeds to repay borrowings under the New Credit Facility, which will bear interest at varying rates based on LIBOR.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock has been listed on the NYSE since December 13, 1995 under the symbol "BH." The following table sets forth the high and low sale prices for the periods indicated as reported in the NYSE Composite Transactions Report.

                                                                                      HIGH        LOW
                                                                                    ---------  ---------
1995
    December 13 to December 31, 1995..............................................  $  24 1/2  $  22 1/2

1996
    First Quarter.................................................................     28 5/8     24 3/8
    Second Quarter................................................................     32 1/2     27 3/8
    Third Quarter.................................................................     32 1/8     26 1/4
    Fourth Quarter................................................................     31 3/4         25

1997
    First Quarter.................................................................     44 1/2     31 5/8
    Second Quarter (through May 12, 1997).........................................         42     36 5/8

    On May 12, 1997, the last reported sale price per share of Common Stock on the NYSE Composite Transactions Report was $37.

    The Company has not paid any cash dividends on the Common Stock and does not anticipate that it will do so in the foreseeable future. The Company intends to retain earnings to provide funds for the continued growth and development of the Company's business. The terms governing the Company's long-term debt restrict the payment of dividends on the Common Stock. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors.

                            PRO FORMA FINANCIAL DATA

    The following pro forma financial data give effect to (i) the Holiday Acquisition, (ii) the refinancing of the outstanding indebtedness in connection therewith, (iii) the sale of the Common Stock in the Offering and (iv) certain other transactions described in the notes to the pro forma balance sheet and pro forma income statement as if the transactions referred to in (i) through (iv) (collectively, the "Pro Forma Transactions") had occurred on December 31, 1996, in the case of the pro forma balance sheet data, and on January 1, 1996, in the case of the pro forma income statement data. Historical financial data for the Acquired Business (as defined below) is presented as of December 27, 1996 and for the year ended December 27, 1996. The pro forma financial statements below have been prepared based on various assumptions set forth in the notes thereto and do not give effect to the $35 million acquisition of The Allerton Hotel in January 1997. The Holiday Acquisition is being accounted for under the purchase method of accounting. In connection therewith, the purchase price will be allocated to the assets and liabilities acquired as of the time of consummation of the Holiday Acquisition (the "Effective Time"), including joint venture interests, and the results of operations of the business acquired in the Holiday Acquisition (the "Acquired Business") will be included within the Company's results of operations from and after the Effective Time. The purchase price has been allocated in the pro forma financial statements that follow to identifiable assets and liabilities based on management's best estimates available as of the date of this Prospectus Supplement. Following the date hereof, such allocation will be in accordance with appraisals and other information then available to the Company, which could be materially different from the estimates reflected herein. For purposes of purchase price determination, the value of Common Stock issued in the Holiday Acquisition is $28 5/8 per share. The Merger Agreement was entered into and publicly announced on December 15, 1996. On December 13, 1996, the last trading day before the announcement of the Merger Agreement, the closing sale price per share for Common Stock as reported in the NYSE Composite Transactions Report was $28 5/8.

    The pro forma income statement data do not give effect to severance and other one-time costs relating to such transactions, inasmuch as such costs are nonrecurring, or synergies and other benefits expected to be achieved in connection with the Holiday Acquisition.

    The pro forma financial data set forth below should be read in conjunction with the historical financial statements of the Company and for the Acquired Business, including the notes thereto, incorporated by reference in this Prospectus Supplement. The pro forma financial data are not necessarily indicative of the results that actually would have occurred had the Pro Forma Transactions been consummated on the dates indicated or that may occur in the future.

                             BRISTOL HOTEL COMPANY

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996

                             (DOLLARS IN THOUSANDS)

                                                  THE COMPANY   ACQUIRED BUSINESS   PRO FORMA    THE COMPANY
                                                  HISTORICAL       HISTORICAL      ADJUSTMENTS    PRO FORMA
                                                 -------------  -----------------  -----------  -------------
ASSETS
Current assets:
  Cash and cash equivalents....................   $     4,666      $     3,544      $   4,734(A)  $    12,944
  Marketable securities........................           116               --             --            116
  Accounts receivable (net)....................        10,501           18,125             --         28,626
  Inventory....................................         3,320            1,809             --          5,129
  Deposits and other current assets............         6,354              330             --          6,684
                                                 -------------        --------     -----------  -------------
      Total current assets.....................        24,957           23,808          4,734         53,499
Property and equipment.........................       552,564          643,176        866,878(A)    1,419,442
                                                                                     (643,176)(B)
Investments in joint ventures..................            --              443         11,955(A)       11,955
                                                                                         (443)(B)
Other assets:
  Restricted cash..............................         3,069               --             --          3,069
  Deferred charges and other noncurrent
    assets.....................................        12,198            4,065          4,432(A)       23,109
                                                                                        8,469(A)
                                                                                       (4,065)(B)
                                                                                       (1,990)(C)
                                                 -------------        --------     -----------  -------------
      Total assets.............................   $   592,788      $   671,492      $ 246,794    $ 1,511,074
                                                 -------------        --------     -----------  -------------
                                                 -------------        --------     -----------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt............   $    15,769      $        75      $  (9,945)(D)  $     5,899
  Accounts payable.............................        10,626           10,488          5,252(B)       26,366
  Accrued property, sales and use tax..........         7,346            7,925             --         15,271
  Accrued insurance............................         6,920               --             --          6,920
  Other accrued expenses.......................         5,075               --             --          5,075
                                                 -------------        --------     -----------  -------------
      Total current liabilities................        45,736           18,488         (4,693)        59,531
Long-term debt, excluding current portion......       216,925               68        519,407(D)      559,510
                                                                                     (176,890)(E)
Deferred income taxes..........................        75,619          107,934        202,779(A)      278,398
                                                                                     (107,934)(B)
Other liabilities..............................         2,351            1,412         (1,412)(B)        2,351
                                                 -------------        --------     -----------  -------------
      Total liabilities........................       340,631          127,902        431,257        899,790
                                                 -------------        --------     -----------  -------------
Common stock...................................           166               --             94(F)          288
                                                                                           28(E)
Additional paid-in-capital.....................       231,181               --        267,873(F)      593,076
                                                                                       94,022(E)
Retained earnings (deficit)....................        20,810          --              (2,890)(G)       17,920
Net assets.....................................            --          543,590       (543,590)(B)           --
                                                 -------------        --------     -----------  -------------
      Total equity.............................       252,157          543,590       (184,463)       611,284
                                                 -------------        --------     -----------  -------------
      Total liabilities and equity.............   $   592,788      $   671,492      $ 246,794    $ 1,511,074
                                                 -------------        --------     -----------  -------------
                                                 -------------        --------     -----------  -------------

     The accompanying notes are an integral part of the unaudited pro forma consolidated balance sheet.

                             BRISTOL HOTEL COMPANY

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

    (A) Reflects the allocation of the purchase price to the assets and liabilities acquired in the Holiday Acquisition and the deferred financing costs related to the New Credit Facility, as follows:

Assets:
  Cash............................................................  $   4,734
  Property and equipment..........................................    866,878
  Investment in joint ventures....................................     11,955
  Deferred charges and other noncurrent assets:
    Management contracts..........................................      4,432
    Deferred financing costs......................................      8,469

Liabilities:
  Deferred income taxes...........................................    202,779

    Cash represents the amount of deferred financing costs incurred prior to December 31, 1995.

    (B) The following reflects the removal of the Acquired Business's basis in the non-current assets being acquired and the liabilities being assumed. The Company's allocation of the purchase price attributable to these assets and liabilities is reflected in Note (A). In addition, the $5,252 adjustment in accounts payable reflects the recording of the payable to Holiday Hospitality Corp., a subsidiary of Holiday Inns, for the positive working capital assumed pursuant to the Merger Agreement.

Property and equipment...........................................  $(643,176)
Investment in joint ventures.....................................       (443)
Deferred charges and other noncurrent assets.....................     (4,065)
Accounts payable.................................................     (5,252)
Deferred income taxes............................................    107,934
Other liabilities................................................      1,412
                                                                   ---------
Net assets.......................................................  $(543,590)
                                                                   ---------
                                                                   ---------

    (C) Reflects a write-off of $1,990 of deferred financing costs related to the 1995 Credit Facility.

    (D) Reflects borrowings under the New Credit Facility to pay the portion of the Holiday Inns Intercompany Debt not satisfied by the issuance of Common Stock in the Holiday Acquisition, transaction costs and decrease in current portion of refinanced mortgage debt as follows:

Cash at closing..................................................  $ 397,622
Acquisition costs................................................     29,000
Decrease in long-term debt refinanced............................     82,840
Decrease in current portion of long-term debt for refinanced
  mortgage debt..................................................      9,945
                                                                   ---------
                                                                   $ 519,407
                                                                   ---------
                                                                   ---------

    (E) Reflects repayment of debt as follows:

  Long-term debt refinanced with new credit facility.............  $ (82,840)
  Debt repaid from proceeds of the Offering......................    (94,050)
                                                                   ---------
                                                                   $(176,890)
                                                                   ---------
                                                                   ---------

    (F) Reflects the issuance of 9,361,308 shares of Common Stock related to the Holiday Acquisition.

    (G) Reflects the write-off of $1,990 in deferred financing costs related to the 1995 Credit Facility and $900 in indirect costs related to the Holiday Acquisition, the principal components of which are travel expense ($500) and certain accounting expenses ($385).

                             BRISTOL HOTEL COMPANY

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             THE COMPANY       ACQUIRED BUSINESS         PRO FORMA        THE COMPANY
                                             HISTORICAL            HISTORICAL           ADJUSTMENTS        PRO FORMA
                                          -----------------   --------------------     --------------   ---------------
Revenue:
  Rooms.................................     $  149,794            $  269,264           $   2,220(B)    $      421,278
  Food and beverage.....................         44,344                57,739                 483(B)           102,566
  Other.................................         15,689                25,213                 251(B)            41,153
  Management fees.......................          2,013                 4,866              --                    6,879
                                          -----------------       -----------          --------------   ---------------
    Total revenue.......................        211,840               357,082               2,954              571,876
Operating costs and expenses:
  Departmental expenses:
    Rooms...............................         37,706                70,675                 728(B)           119,655
                                                                                           10,546(C)
    Food and beverage...................         31,282                47,767                 497(B)            79,546
    Other operating departments.........          4,528                11,584                 121(B)            16,233
  Undistributed operating expenses:
    Administrative and general..........         18,266                36,939                 512(B)            55,717
    Marketing...........................         15,555                22,949                 236(B)            40,278
                                                                                            1,538(D)
    Property occupancy costs............         17,499                33,948                 353(B)            51,800
    Property taxes, rent and
      insurance.........................         10,903                22,172                 240(B)            33,315
    Depreciation and amortization.......         18,377                40,495              (8,660)(E)           50,212
    Corporate expense...................         10,958                10,454              --                   21,412
                                          -----------------       -----------          --------------   ---------------
      Operating income..................         46,766                60,099              (3,157)             103,708
Other (income) expense:
  Interest expense......................         18,616                   916              28,040(F)            47,572
  Equity in income of joint ventures....       --                      (1,469)                218(G)            (1,251)
                                          -----------------       -----------          --------------   ---------------
Income before income taxes and
  extraordinary item....................         28,150                60,652             (31,415)              57,387
Income taxes............................         10,401                24,226             (12,440)(H)           22,187
                                          -----------------       -----------          --------------   ---------------
Income before extraordinary item........     $   17,749            $   36,426           $ (18,975)      $       35,200
                                          -----------------       -----------          --------------   ---------------
                                          -----------------       -----------          --------------   ---------------
Income per common share.................                                                                $         1.21
                                                                                                        ---------------
Common shares (I).......................                                                                    29,135,313
                                                                                                        ---------------
                                                                                                        ---------------

     The accompanying notes are an integral part of the unaudited pro forma consolidated statement of income.

                             BRISTOL HOTEL COMPANY

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

(A) Derived from the historical combined statement of operations for the Acquired Business for the twelve months ended September 27, 1996 and from the unaudited statements of operations for the three months ended December 27, 1996 and December 29, 1995. Certain reclassifications to the historical financial statements for the Acquired Business have been made to conform to the Company's presentation.

(B) Gives effect to the results of operations (unaudited) for the Holiday Inns Additions (Holiday Inns' acquisition of the Stamford, Connecticut hotel) as of January 1, 1996:

                                                                                  HOLIDAY INNS
                                                                                   ADDITIONS
                                                                                  ------------
Revenue:
  Rooms.........................................................................   $    2,200
  Food and beverage.............................................................          483
  Other operating departments...................................................          251
Departmental expenses:
  Rooms.........................................................................          728
  Food and beverage.............................................................          497
  Other operating departments...................................................          121
Administrative and general......................................................          512
Marketing.......................................................................          236
Property operating..............................................................          353
Property taxes, rent and insurance..............................................          240

(C) Reflects the franchise fee payments to Holiday Corporation with respect to the Holiday Hotel Assets (based on 5% of historical room revenues) and the Company's hotels assumed to be converted to Holiday flags (the "Conversion Properties") (based on 1% of room revenues), reduced by the reversal of franchise fees on 21 of the Holiday Hotel Assets:

Pro forma franchise fee payments................................   $  14,505
Actual franchise fee payments...................................      (3,959)
                                                                  -----------
                                                                   $  10,546
                                                                  -----------
                                                                  -----------

    Franchise fees (calculated as a percentage of room revenues) due to Holiday Corporation for the Conversion Properties are scheduled to be 0% from closing to December 31, 1997, 1% in 1998, 3% in 1999 and 5% in 2000.

(D) Reflects the pro forma advertising fee payments (based on 2% of room revenues) to Holiday Corporation with respect to the Conversion Properties of $1.5 million.

(E) Pro forma depreciation and amortization expense has been adjusted to reflect the impact of purchase accounting as a result of the Holiday Acquisition (net increase in depreciable assets of $786,994 million in property and equipment and $4,432 intangible assets-management contracts) offset by adjustments to depreciation expense resulting from the reversal of the Holiday Inns' depreciation expense.

    Depreciation for the Holiday Inns Additions is calculated based on a 35-year useful life for buildings and useful lives ranging from five to 15 years for furniture, fixtures and equipment ("FF&E").

                             BRISTOL HOTEL COMPANY

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                       (DOLLARS IN THOUSANDS) (CONTINUED)

    The weighted average useful life for FF&E is eight years as a result of the majority of the FF&E assets being longer term assets such as kitchen equipment and walk-in coolers. In addition, the total value assigned to FF&E in the Holiday Acquisition was significantly less than that recorded by Holiday Inns. The Company assigned FF&E values based on the age and condition of the property and the anticipated renovations. As a result, pro forma depreciation is less than combined historical depreciation.

    The capitalized value of management contracts is being amortized over the respective estimated remaining lives of the management contracts, which range from two months to 23 years.

    The adjustment for pro forma depreciation and amortization expense consists of the following:

Net decrease in property and equipment depreciation resulting
  from purchase accounting related to the Holiday Acquisition...   $  (8,857)
Net increase in amortization resulting from the purchase
  accounting adjustments to management contracts................         197
                                                                  -----------
  Total pro forma depreciation and amortization adjustment......   $  (8,660)
                                                                  -----------
                                                                  -----------

(F) Pro forma interest expense is calculated as follows:

Pro forma interest expense is:
  Interest expense on New Credit Facility.......................   $  32,562
  Amortization of financing costs on New Credit Facility........       2,641
  Interest expense on senior notes, including amortization of
    discount and deferred financing costs.......................       9,321
  Interest expense on debt not retired..........................       3,048
                                                                  -----------
    Total pro forma interest expense............................   $  47,572
                                                                  -----------
                                                                  -----------
Pro forma adjustments consists of:
  Pro forma interest expense....................................   $  47,572
  Less historical total combined interest.......................     (19,532)
                                                                  -----------
    Net increase................................................   $  28,040
                                                                  -----------
                                                                  -----------

    Pro forma interest on the New Credit Facility is calculated using the one-month LIBOR as of the beginning of each month plus 2.0%. One-month LIBOR averaged 5.4% in 1996. Financing costs of $13,203, which are expected to be incurred in connection with the New Credit Facility, have been amortized to interest expense over five years.

(G) Reflects an increase in amortization of investments in joint ventures resulting from purchase accounting. The value attributed to joint ventures has been assigned to specific fixed asset categories based on estimated market values. The difference between the assigned value and the book value per joint venture is amortized over the useful life of the fixed asset (buildings-35 years; FF&E-8 years).

(H) Reflects an effective tax rate of 38.7%.

(I) Includes 28,677,148 shares expected to be outstanding after the Holiday Acquisition and the Offering, plus an additional number of shares to reflect the dilutive effect of outstanding options.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a terms agreement and related underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Alex. Brown & Sons Incorporated, Lehman Brothers Inc., Montgomery Securities and Smith Barney Inc. are acting as representatives (the "Representatives"), and each of the Underwriters severally has agreed, subject to the terms and conditions set forth therein, to purchase from the Company the respective number of shares of Common Stock set forth below opposite their respective names. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement if any of such shares of Common Stock are purchased.

                                                                                   NUMBER OF
                                        UNDERWRITER                                  SHARES
                                                                                   ----------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated..........................................................     412,000
Alex. Brown & Sons Incorporated..................................................     412,000
Lehman Brothers Inc. ............................................................     412,000
Montgomery Securities............................................................     412,000
Smith Barney Inc. ...............................................................     412,000
Credit Lyonnais Securities (USA) Inc. ...........................................      60,000
Credit Suisse First Boston Corporation...........................................      60,000
Deutsche Morgan Grenfell Inc. ...................................................      60,000
Donaldson, Lufkin & Jenrette Securities Corporation..............................      60,000
Goldman, Sachs & Co. ............................................................      60,000
Oppenheimer & Co., Inc. .........................................................      60,000
PaineWebber Incorporated.........................................................      60,000
Salomon Brothers Inc ............................................................      60,000
Schroder Wertheim & Co. Incorporated.............................................      60,000
Friedman, Billings, Ramsey & Co., Inc. ..........................................      30,000
Legg Mason Wood Walker, Incorporated.............................................      30,000
Rauscher Pierce Refsnes, Inc. ...................................................      30,000
Raymond James & Associates, Inc. ................................................      30,000
Southwest Securities, Inc. ......................................................      30,000
                                                                                   ----------
           Total.................................................................   2,750,000
                                                                                   ----------
                                                                                   ----------

    The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $1.00 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share to certain other dealers. After the date of this Prospectus Supplement, the public offering price, concession and discount may be changed.

    The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to an aggregate of 412,500 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the shares of Common Stock initially offered hereby.

    In the Underwriting Agreement, the Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.

    The Company, its directors and executive officers, Hampstead and the Holiday Entities have agreed that for a period of 90 days after the date of this Prospectus Supplement they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock without the prior written consent of Merrill Lynch.

    Bankers Trust New York Corporation, the parent of Bankers Trust, and Alex. Brown Incorporated, the parent of Alex. Brown & Sons Incorporated, one of the Representatives, have announced that they have signed a definitive agreement to merge. Bankers Trust acts as agent and lender under the New Credit Facility for which it has received and will receive customary compensation. An affiliate of Bankers Trust also owns $30 million principal amount of the Company's Senior Notes due 2000. Bankers Trust may from time to time lend funds to or provide services to the Company and its affiliates in the future.

    Merrill Lynch has, in the past, provided financial advisory and financing services to the Company, including acting as underwriter in connection with the IPO, and has received customary fees for the rendering of such services. In addition, in the ordinary course of business, Merrill Lynch may actively trade Common Stock for Merrill Lynch's own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    For its financial advisory services in connection with the Holiday Acquisition, the Company paid Merrill Lynch a fee of $3.0 million, reimbursed Merrill Lynch for its out-of-pocket expenses and agreed to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

    Until the distribution of the Common Stock is completed, the rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for the purchase of shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Representatives may reduce the short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, the Representatives may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the Common Stock will be passed upon for the Company by Jones, Day, Reavis & Pogue, New York, New York. Certain legal matters will be passed upon for the Underwriters by Rogers & Wells, New York, New York.

                                                                      APPENDIX A

                              THE COMPANY'S HOTELS

                                                                                               NUMBER       OWNED OR
HOTEL                                                           LOCATION                      OF ROOMS       MANAGED
--------------------------------------------  --------------------------------------------  -------------  -----------
*Holiday Inn--East                            Montgomery, AL                                        213    Owned
*Holiday Inn--Texarkana (I-30) (1)            Texarkana, AR                                         210    Owned
 Days Inn--Flagstaff                          Flagstaff, AZ                                         157    Owned
 Fairfield Inn (1)                            Scottsdale, AZ                                        218    Owned
*Holiday Inn--Hollywood                       Hollywood, CA                                         471    Managed
*Holiday Inn Select--Orange County Airport    Irvine, CA                                            334    Owned
*Holiday Inn--Los Angeles City Center         Los Angeles, CA                                       195    Managed
*Holiday Inn--Woodland Hills                  Los Angeles, CA                                       124    Managed
*Holiday Inn Select--Pleasanton               Pleasanton, CA                                        244    Owned
*Holiday Inn--San Diego on the Bay (1)        San Diego, CA                                         600    Owned
*Holiday Inn--San Francisco Civic Center      San Francisco, CA                                     391    Managed
*Holiday Inn--San Francisco Financial
  District (1)                                San Francisco, CA                                     566    Owned
*Holiday Inn--San Francisco Fisherman's
  Wharf (1)                                   San Francisco, CA                                     584    Owned
*Holiday Inn Select--San Francisco Union
  Square                                      San Francisco, CA                                     400    Owned
*Holiday Inn--Milpitas (2)                    San Jose, CA                                          305    Managed
*Holiday Inn--Santa Barbara                   Santa Barbara, CA                                     160    Owned
*Holiday Inn--Torrance Gateway                Torrance, CA                                          329    Managed
 Ramada Inn--Colorado Springs                 Colorado Springs, CO                                  220    Owned
 Holiday Inn Express--Colorado Springs        Colorado Springs, CO                                  207    Owned
*Holiday Inn--Hartford Downtown               Hartford, CT                                          342    Owned
*Holiday Inn Select--Stamford (1)             Stamford, CT                                          385    Owned
*Holiday Inn--Cocoa Beach                     Cocoa Beach, FL                                       501    Owned
*Holiday Inn Select--Miami International
  Airport (1)                                 Miami, FL                                             304    Owned
*Holiday Inn--Orlando Disney Main Gate (1)    Orlando, FL                                           529    Owned
*Holiday Inn--Orlando International Drive     Orlando, FL                                           652    Owned
*Holiday Inn--Orlando Winter Park             Orlando, FL                                           200    Owned
*Holiday Inn Select--Orlando International
  Airport                                     Orlando, FL                                           289    Owned
*Holiday Inn--Tampa Busch Gardens (1)         Tampa, FL                                             396    Owned
 Courtyard by Marriott                        Atlanta, GA                                           211    Owned
 Crowne Plaza--Atlanta Airport                Atlanta, GA                                           377    Owned
 Holiday Inn--Airport North                   Atlanta, GA                                           493    Owned

                                                                                               NUMBER       OWNED OR
HOTEL                                                           LOCATION                      OF ROOMS       MANAGED
--------------------------------------------  --------------------------------------------  -------------  -----------
 Harvey Hotel--Powers Ferry                   Atlanta, GA                                           296    Owned
 Holiday Inn--Perimeter                       Atlanta, GA                                           250    Owned
 Holiday Inn--Jonesboro                       Atlanta, GA                                           180    Owned
 Fairfield Inn                                Atlanta, GA                                           242    Owned
 Hampton Inn--Marietta                        Atlanta, GA                                           140    Owned
 Holiday Inn Express--I-20 East               Atlanta, GA                                           167    Owned
 Holiday Inn Express--Northeast               Atlanta, GA                                           198    Owned
*Holiday Inn--Columbus Airport (I-185) (1)    Columbus, GA                                          223    Owned
 Allerton Hotel                               Chicago, IL                                           382    Owned
*Holiday Inn--South Bend University Area (3)  South Bend, IN                                        228    Managed
*Holiday Inn--Lexington North (3)             Lexington, KY                                         303    Managed
*Holiday Inn--New Orleans French Quarter (1)  New Orleans, LA                                       276    Owned
*Holiday Inn Select--New Orleans Chateau
  LeMoyne (2)                                 New Orleans, LA                                       171    Managed
*Holiday Inn Select--Boston Government
  Center (1)                                  Boston, MA                                            303    Owned
 Harvey Hotel--Downtown                       Jackson, MS                                           354    Owned
 Harvey Hotel--North                          Jackson, MS                                           224    Owned
 Holiday Inn--Southwest                       Jackson, MS                                           289    Owned
 Hampton Inn--Briarwood                       Jackson, MS                                           119    Owned
*Holiday Inn Executive Conference Center      Olive Branch, MS (Memphis)                            181    Owned
*Holiday Inn--Kansas City Northeast (I-435
  North)                                      Kansas City, MO                                       167    Owned
*Holiday Inn--Albuquerque Mountainview
  (Midtown)                                   Albuquerque, NM                                       363    Owned
*Holiday Inn--Cincinnati North (3)            Cincinnati, OH                                        409    Managed
*Holiday Inn Select--Philadelphia Center
  City                                        Philadelphia, PA                                      445    Owned
*Holiday Inn Select--Pittsburgh University
  Center                                      Pittsburgh, PA                                        251    Managed
*Holiday Inn--Charleston Mills House          Charleston, SC                                        214    Owned
*Holiday Inn--Columbia Airport                Columbia, SC                                          148    Owned
*Holiday Inn Select--Greenville (I-35 &
  Roper Mtn. Rd.)                             Greenville, SC                                        208    Owned
*Holiday Inn--Spartanburg West                Spartanburg, SC                                       224    Owned
*Holiday Inn--Chattanooga Southeast (I-75)    Chattanooga, TN                                       231    Owned
*Holiday Inn--Knoxville West (1)              Knoxville, TN                                         242    Owned
*Holiday Inn--Memphis East (3)                Memphis, TN                                           243    Managed
*Holiday Inn Select--Nashville Briley
  Parkway (1)                                 Nashville, TN                                         384    Owned
*Holiday Inn--Nashville Vanderbilt            Nashville, TN                                         300    Managed
*Holiday Inn--Amarillo (I-40) (1)             Amarillo, TX                                          248    Owned
*Holiday Inn--Austin Town Lake                Austin, TX                                            321    Owned

                                                                                               NUMBER       OWNED OR
HOTEL                                                           LOCATION                      OF ROOMS       MANAGED
--------------------------------------------  --------------------------------------------  -------------  -----------
*Holiday Inn--Beaumont Midtown (I-10)         Beaumont, TX                                          190    Owned
 Harvey Hotel--Brookhollow                    Dallas, TX                                            354    Owned
 Bristol Suites                               Dallas, TX                                            295    Owned
 Harvey Hotel--Addison                        Dallas, TX                                            429    Owned
 Harvey Hotel--Dallas                         Dallas, TX                                            313    Owned
 Harvey Hotel--DFW Airport                    Dallas, TX                                            506    Owned
 Harvey Hotel--Plano                          Dallas, TX                                            279    Owned
 Holiday Inn--Plano                           Dallas, TX                                            159    Owned
 Harvey Suites--DFW Airport                   Dallas, TX                                            164    Owned
 Fairfield Inn--Regal Row                     Dallas, TX                                            204    Owned
 Hampton Inn--Downtown                        Dallas, TX                                            311    Owned
*Holiday Inn Select--Houston West             Houston, TX                                           345    Owned
 Harvey Suites--Medical Center (1)            Houston TX                                            285    Owned
*Holiday Inn Select--Greenway Plaza           Houston, TX                                           355    Owned
 Courtyard by Marriott                        Houston, TX                                           209    Owned
 Holiday Inn--Intercontinental Airport        Houston, TX                                           401    Owned
 Holiday Inn--Medical Center                  Houston, TX                                           297    Owned
 Fairfield Inn--I-10 East                     Houston, TX                                           160    Owned
 Hampton Inn--I-10 East                       Houston, TX                                            90    Owned
 Fairfield Inn                                Houston, TX                                           107    Owned
*Holiday Inn--San Antonio Downtown (1)        San Antonio, TX                                       316    Owned
*Holiday Inn Select--San Antonio Airport      San Antonio, TX                                       397    Owned
*Holiday Inn--San Antonio Riverwalk (3)       San Antonio, TX                                       313    Managed
*Holiday Inn--Waco (I-35)                     Waco, TX                                              171    Owned
*Holiday Inn--Salt Lake City
  Airport (1)                                 Salt Lake City, UT                                    191    Owned
*Holiday Inn--Washington Franklin Square (2)  Washington, DC                                        208    Managed
*Holiday Inn--Cambridge                       Cambridge, Ontario (Canada)                           139    Owned
*Holiday Inn--Kitchener                       Kitchener, Ontario (Canada)                           182    Owned
*Holiday Inn--Peterborough                    Peterborough, Ontario (Canada)                        155    Owned
*Holiday Inn--Sarnia                          Sarnia, Ontario (Canada)                              151    Owned
*Holiday Inn--Toronto Airport                 Toronto, Ontario (Canada)                             444    Owned
*Holiday Inn--Toronto Yorkdale                Toronto, Ontario (Canada)                             370    Owned

------------------------

*   These hotels were acquired pursuant to the Holiday Acquisition.

(1) This hotel is subject to a ground lease. The Holiday Inn--San Francisco Financial District and the Holiday Inn--San Francisco Fisherman's Wharf hotels are also subject to building leases.

(2) The Company owns a 50% equity interest in the owner of each of these hotels and manages each of them pursuant to management agreements.

(3) Holiday Hospitality Corporation is the general partner of and owns a 12.7% equity interest in the owner of this hotel. This equity interest was not acquired by Bristol pursuant to the Holiday Acquisition.

PROSPECTUS

                                  $500,000,000

                             BRISTOL HOTEL COMPANY

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                    WARRANTS

    Bristol Hotel Company (the "Company") may offer from time to time, together or separately, (i) debt securities ("Debt Securities") consisting of notes, debentures or other evidences of indebtedness in one or more series, (ii) shares of its Common Stock (the "Common Stock"), (iii) shares of its Preferred Stock (the "Preferred Stock") and (iv) warrants or other rights to purchase Debt Securities, Common Stock or Preferred Stock, or any combination thereof, as may be designated by the Company at the time of the offering ("Warrants") in amounts, at prices and on terms to be determined at the time of the offering. The Debt Securities, Common Stock, Preferred Stock and Warrants are collectively called the "Securities."

    The Securities may be offered in separate series or issuances at an aggregate initial public offering price not to exceed $500,000,000 or, if applicable, the equivalent thereof in other currencies, at prices and on terms to be determined at the time or times of offering.

    The specific terms of the Securities with respect to which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement and include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt ("Senior Securities") or subordinated debt ("Subordinated Securities"), purchase price, maturity, rate (or method of calculation thereof) and time of payment of interest, if any, any conversion or exchange provisions, any redemption provisions, any subordination provisions and any other specific terms of the Debt Securities offered hereby not set forth herein under the caption "Description of Debt Securities" in this Prospectus, and any listing thereof on a securities exchange; (ii) in the case of Common Stock, the number of shares and any initial public offering price; (iii) in the case of Preferred Stock, the number of shares, the specific title, the aggregate amount, any dividend (including the method of calculating payment of dividends), seniority, liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, any listing on a securities exchange, the initial public offering price and any other terms; and (iv) in the case of Warrants, the designation and number, the exercise price, any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants.

    The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "BH." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance.

    Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

    SEE "RISK FACTORS" BEGINNING AT PAGE 4 HEREOF FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

    The Securities will be sold either through underwriters, dealers or agents or directly by the Company. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the proposed amounts, if any, to be purchased by underwriters, and the compensation, if any, of such underwriters, dealers or agents.
                            ------------------------

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 12, 1997.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED HEREIN OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IF UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov. The Common Stock is listed on the NYSE. Reports and other information concerning the Company may also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which may be inspected and copied at, or obtained from, the Commission or the NYSE in the manner described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 1-14062), the Company's Current Report on Form 8-K dated March 14, 1997, the Company's Amended Current Report on Form 8-K/A dated March 14, 1997 and filed with the Commission on April 10, 1997, the Company's definitive Proxy Statement dated April 7, 1997, the Company's Current Report on Form 8-K dated April 28, 1997, the description of the Common Stock set forth in the Company's Registration Statement on Form 8-A dated November 7, 1995 and any amendment or report filed for purposes of updating that description, and all reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto are incorporated herein by reference.

    Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this Prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Bristol Hotel Company, 14285 Midway Road, Suite 300, Dallas, Texas 75244,
Attention: Investor Relations (telephone: (972) 391-3910).

                                  THE COMPANY

    Bristol Hotel Company (together with its subsidiaries, the "Company") is one of the largest owner/ operators of hotels in North America, currently operating 98 hotels containing approximately 28,000 rooms, including 83 wholly-owned hotels. The Company's properties are predominantly full-service hotels that operate in the upscale and mid-priced segments of the lodging industry under franchise agreements primarily with Holiday Inn. The Company is the largest Holiday Inn franchisee in the world and also operates hotels under franchise agreements with other national hotel chains, including Marriott and Promus. The Company's hotels are located in 22 states, the District of Columbia and Canada, with hotels clustered in major metropolitan areas with concentrations in the South, Southwest and Pacific regions of the United States.

    Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 15, 1996 and amended as of April 1, 1997, among the Company, Holiday Corporation ("Holiday Corporation") and Holiday Inns, Inc. ("Holiday Inns"), and certain related agreements, effective as of April 28, 1997, the Company acquired, or acquired Holiday Inns' or its affiliates' interests in, as the case may be, 60 hotels (the "Acquired Holiday Hotels") owned or operated by Holiday Inns (or affiliates thereof) containing a total of over 18,000 rooms (together with the other transactions contemplated by the Merger Agreement and related agreements, the "Holiday Acquisition"). Of these properties, 45 hotels were owned by Holiday Inns (or affiliates thereof), 12 hotels were managed (but not owned) by Holiday Inns and three hotels were managed by Holiday Inns and owned by joint ventures in which Holiday Inns held a 50% equity interest. These 60 mid-scale hotels are located in 16 states, the District of Columbia and Canada, with concentrations in the southern and southwestern United States and California, and operate under Holiday Inns' brands. The Holiday Acquisition was effected (i) by the issuance of 2,391,286 shares of Common Stock to Holiday Corporation, (ii) the issuance of 6,970,022 shares of Common Stock to Bass America Inc. ("BAI") in satisfaction of $200 million of the $500 million outstanding indebtedness of Holiday Inns to BAI and the payment in cash of the remaining $300 million of such indebtedness, and (iii) the payment of $91 million in cash for seven of the Acquired Holiday Hotels that are owned by affiliates of Holiday Inns. The cash consideration payable in connection with the Holiday Acquisition was funded by the Company with a new $560 million secured senior credit facility ("New Credit Facility") which replaced the Company's previous $120 million secured senior credit facility.

    The Company's principal executive offices are located at 14285 Midway Road, Suite 300, Dallas, Texas 75244, and its telephone number is (972) 391-3910.

                                  RISK FACTORS

    The Securities are subject to a number of material risks, including those enumerated below. Investors should carefully consider the risk factors enumerated below together with all of the information set forth or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement in determining whether to purchase any of the Securities. Each of the following factors may have a material adverse effect on the Company's operations, financial results, financial condition, liquidity, market valuation or market liquidity in future periods.

FAILURE TO SUCCESSFULLY INTEGRATE ACQUIRED HOTELS

    To implement its growth strategy successfully, the Company must integrate the Acquired Holiday Hotels and any other subsequently acquired hotels into its existing operations. Immediately following consummation of the Holiday Acquisition, the total number of hotels operated by the Company increased from 38 to 98, the total number of rooms in such hotels increased from approximately 10,000 to over 28,000 and the total number of the Company's employees increased from approximately 4,000 to approximately 13,000. As a result of the Holiday Acquisition, the Company also entered geographic markets where it previously did not have any properties. Accordingly, the consolidation of functions and integration of departments, systems and procedures of the Acquired Holiday Hotels or other subsequently acquired hotels will present a significant management challenge. There can be no assurance that the Company will be able to effectively integrate the Acquired Holiday Hotels or other subsequently acquired hotels or achieve operating results in the Acquired Holiday Hotels or other subsequently acquired hotels comparable to the historical performance of its existing hotels. In addition, as a result of the Holiday Acquisition, the financial condition and results of operations of the Company following the Holiday Acquisition will not be comparable to the financial condition and results of operations of the Company for periods prior to the Holiday Acquisition.

HOTEL REDEVELOPMENT AND RENOVATION RISKS

    The Company's present business plan contemplates the expenditure of at least $200 million to redevelop or renovate a substantial number of the Acquired Holiday Hotels over a three-year period. The Company expects to finance the redevelopment and renovation of such Acquired Holiday Hotels from cash from operations and borrowings under the New Credit Facility or other credit facilities. The redevelopment or renovation of the Acquired Holiday Hotels and any other subsequently acquired hotels involves risks associated with construction and renovation of real property, including the possibility of construction costs overruns and delays due to various factors (including receipt of regulatory approvals, inclement weather and labor or material shortages and the continued availability of construction and permanent financing) and market or site deterioration after acquisition or renovation. The Company expects that the redevelopment of any particular hotel could take a substantial period of time to complete. Many of the hotels under redevelopment will be closed, or operations at the hotels substantially curtailed, during portions of redevelopment activity. Any unanticipated delays, expenses or disturbances of hotels being redeveloped could have an adverse effect on the results of operations and financial condition of the Company.

RISK OF SUBSTANTIAL LEVERAGE; RESTRICTIVE COVENANTS

    As of December 31, 1996, the Company's long-term consolidated debt (including current portion) was $232.7 million and its stockholders' equity was $252.2 million. In connection with the Holiday Acquisition, the Company incurred approximately $427.0 million of additional indebtedness which increased the ratio of its long-term debt (including current portion) to its total capitalization (including current portion of long-term debt and shares issued pursuant to the Holiday Acquisition) from 48.0% to 57.5% and increased the variable rate debt as a percent of total debt from 36.4% to 80.0%. Subject to limitations in its debt instruments, the Company may incur additional debt in the future to finance, among other things, the redevelopment of the Acquired Holiday Hotels and future acquisitions. Among other consequences, the Company's continuing substantial indebtedness could increase the Company's vulnerability to adverse general economic and lodging industry conditions (including increases in interest rates) and could impair the Company's ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise.

    Certain of the debt instruments to which the Company is a party, including the New Credit Facility, contain a number of restrictive covenants and events of default, that, among other things, restrict the ability of the Company and its subsidiaries to: acquire or dispose of assets or businesses, incur additional indebtedness and contingent obligations, make capital expenditures, pay dividends, create liens on assets, enter into leases, investments or acquisitions, engage in mergers or consolidations or engage in certain transactions with subsidiaries and affiliates, and otherwise restrict corporate activities of the Company, including its ability to acquire additional hotels, hotel businesses or assets, and to engage in certain changes of control and asset sale transactions. In addition, the Company is required to maintain specified financial ratios and comply with financial tests, including minimum interest coverage ratios, maximum leverage ratios, minimum net worth and maximum total indebtedness requirements. The ability of the Company to comply with such covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could permit acceleration of the debt thereunder and acceleration of debt under other instruments of the Company that contain cross-acceleration or cross-default provisions. If the Company were unable to repay its indebtedness, its lenders could proceed against the collateral securing such indebtedness. Substantially all of the Company's hotels are pledged to secure indebtedness of the Company's subsidiaries, and the capital stock of certain of its subsidiaries is pledged to secure certain indebtedness of the Company.

    Among other consequences, the leverage of the Company and such restrictive covenants and other terms of the Company's debt instruments could impair the Company's ability to obtain additional financing in the future, to make acquisitions and to take advantage of significant business opportunities that may arise. In addition, the Company's leverage may increase its vulnerability to adverse general economic and lodging industry conditions and to increased competitive pressures.

HOLDING COMPANY STRUCTURE

    The Company is a holding company and, as such, conducts its business operations principally through its subsidiaries. As indebtedness of a holding company, the Debt Securities will be effectively subordinated to all existing and future obligations of the Company's subsidiaries. At December 31, 1996, the Company's subsidiaries had an aggregate of $164.4 million of indebtedness outstanding (exclusive of unused commitments of $53.0 million available under a $120.0 million secured senior credit facility).

    As a holding company, the Company's ability to service its indebtedness, including the Debt Securities, is dependent upon the operating cash flow of its subsidiaries and the payment of funds by such subsidiaries to the Company in the form of loans, dividends or otherwise. The ability of the Company's subsidiaries to make such disbursements is subject to applicable law and, under certain circumstances, restrictions contained in agreements entered into, or debt instruments issued, by the Company and its subsidiaries, possibly including any Supplemental Indenture (as defined in "Description of Debt Securities") or the Debt Securities.

RISKS ASSOCIATED WITH THE LODGING INDUSTRY

    OPERATING RISKS. The Company's business is subject to all of the operating risks inherent in the lodging industry. These risks include changes in general and local economic conditions, cyclical overbuilding in the lodging industry, varying levels of demand for rooms and related services, competition from other hotels, motels and recreational properties, changes in travel patterns, the recurring need for renovations, refurbishment and improvements of hotel properties, changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs and changes in interest rates and the availability of credit. In addition, due to the level of fixed costs required to operate full-service hotels, certain significant expenditures necessary for the operation of hotels generally can not be reduced when circumstances cause a reduction in revenue.

    COMPETITION IN THE LODGING INDUSTRY. The lodging industry is highly competitive. There is no single competitor or small number of competitors of the Company that are dominant in the industry. The Company's hotels operate in areas that contain numerous competitors, many of which have substantially greater resources than the Company. Competition in the lodging industry is based generally on convenience of location, room rates and range and quality of services and guest amenities offered. The Company considers the location of its hotels and the services and guest amenities provided by it to be among the most important factors in its business. Demographic, geographic or other changes in one or more of the Company's markets could impact the convenience or desirability of the sites of certain hotels, which would in turn affect the operations of those hotels. In addition, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which the Company's hotels compete.

    SEASONALITY. The lodging industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues of the Company. Quarterly earnings also may be adversely affected by events beyond the Company's control, such as extreme weather conditions, economic factors and other considerations affecting travel.

    COMPETITION FOR EXPANSION OPPORTUNITIES. The Company may compete for the acquisition of hotels with entities that have substantially greater financial resources than the Company. In addition, the Company believes that, as a result of the downturn experienced by the lodging industry from the late 1980's through the early 1990's and the significant number of foreclosures and bankruptcies created thereby, the prices for many hotels recently have been at historically low levels and often well below the cost to build new hotels. Accordingly, the recent economic recovery in the lodging industry and the resulting increase in funds available for hotel acquisitions may cause additional investors to enter the hotel acquisition market, which may in turn cause hotel acquisition costs to increase and the number of attractive hotel acquisition opportunities to decrease.

RISKS ASSOCIATED WITH OWNING REAL ESTATE

    The Company wholly owns 83 of its 98 existing hotels and holds a 50% equity interest in another three of them. Accordingly, the Company will be subject to varying degrees of risk generally incident to the ownership of real estate. These risks include, among others, changes in national, regional and local economic conditions, local real estate market conditions, changes in interest rates and in the availability, cost and terms of financing, the potential for uninsured casualty and other losses, the impact of present or future environmental legislation and compliance with environmental laws and adverse changes in zoning laws and other regulations, many of which are beyond the control of the Company. In addition, real estate investments are relatively illiquid, which means that the ability of the Company to vary its portfolio of hotels in response to changes in economic and other conditions may be limited.

SHARES AVAILABLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Immediately following consummation of the Holiday Acquisition, the Company had outstanding 25,927,148 shares of Common Stock. Except for the 4,887,500 shares of Common Stock sold in the Company's initial public offering, substantially all of the outstanding shares are "restricted securities" under Rule 144 under the Securities Act. Immediately following consummation of the Holiday Acquisition, 9,361,308 shares of Common Stock were beneficially owned by Holiday Corporation, BAI or affiliates thereof (the "Holiday Entities") and 9,373,118 shares of Common Stock continued to be beneficially owned by United/Harvey Holdings, L.P. ("Holdings"). In connection with the Holiday Acquisition, the

Company granted certain demand and incidental registration rights to the Holiday Entities and Holdings with respect to all of the Common Stock beneficially owned by them.

PRINCIPAL STOCKHOLDERS

    Immediately following consummation of the Holiday Acquisition, Holdings, which was organized by The Hampstead Group, L.L.C. ("Hampstead"), a private investment firm, and the Holiday Entities each beneficially owned approximately 36% of the issued and outstanding shares of Common Stock. In connection with the Holiday Acquisition, the Company, Holdings and the Holiday Entities entered into a Stockholders' Agreement (the "Stockholders' Agreement") pursuant to which Holdings and the Holiday Entities agreed to vote their shares of Common Stock in order to ensure that the Company's reconstituted Board of Directors (the "Board") consists of nine directors comprised of, subject to adjustment upon certain changes in beneficial ownership, the Company's present chief executive officer and present chief operating officer, three directors designated by the Holiday Entities (of which one must be an outside director), three directors designated by Holdings (of which one must be an outside director) and one outside director designated by the Company's chief executive officer and chief operating officer, collectively. In addition, the Stockholders' Agreement also restricts the ability of Holdings and the Holiday Entities to purchase or transfer shares of Common Stock. Accordingly, Holdings and the Holiday Entities together have the ability to elect or remove members of the Board, and thereby control the management and affairs of the Company, and have the power to approve or block most actions requiring approval of the stockholders of the Company.

POTENTIAL FOR CONFLICTS OF INTEREST INVOLVING CERTAIN BOARD MEMBERS

    Certain members of the Board are employed by, or are principals of, Hampstead or the Holiday Entities, each of which has interests in hotel companies that in the past have competed, and in the future may compete, with the Company for both guests and hotel acquisitions. In addition, the Company has franchise and other material relationships with the Holiday Entities as a result of the Holiday Acquisition. The members of the Board who are employed by or principals of Hampstead or the Holiday Entities may have conflicts of interest with respect to certain matters potentially or actually involving or affecting the Company and such other hotel-related investments, such as acquisition, development, financing and other corporate opportunities that may be suitable for the Company and such other hotel companies. In addition, such directors may also have conflicts of interests with respect to corporate opportunities suitable for the Company, Hampstead and the Holiday Entities. To the extent such opportunities arise, such directors will consult with independent financial and legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director in his capacity as a director of the Company or as an affiliate of such other hotel company or of Hampstead or the Holiday Entities, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. It is expected that Hampstead and the Holiday Entities will follow similar procedures to the extent that Hampstead or the Holiday Entities or any principal or affiliate of Hampstead or the Holiday Entities that is not a director of the Company is presented with such an opportunity. In addition, determinations will be made by the Board when appropriate by the vote of the disinterested directors only. Notwithstanding the foregoing, no assurance can be given that all conflicts will be resolved in favor of the Company and its stockholders.

ENVIRONMENTAL RISKS

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The operation and removal of certain underground storage tanks also are regulated by federal and state laws. In connection with the ownership and operation of its hotels and other properties, the Company could be held liable for the costs of remedial action with respect to such regulated substances and storage tanks and claims related thereto. Remediation activities have been undertaken to address potential contamination from storage tanks located on certain properties currently and previously owned by the Company. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of certain asbestos-containing materials ("ACMs") and govern emissions of and exposure to asbestos fibers in the air. Limited quantities of ACMs are present in various building materials such as sprayed on ceiling treatments, roofing materials or floor tiles at certain of the Company's hotels. Operations and maintenance programs for maintaining ACMs have been, or are in the process of being, designed and implemented at several of the Company's hotels.

DIVIDEND POLICIES; RESTRICTIONS ON PAYMENT OF DIVIDENDS

    The Company does not anticipate that it will pay any dividends on its Common Stock in the foreseeable future. The Company's indebtedness includes covenants restricting the Company's ability to pay dividends or make certain other distributions to stockholders. In connection with the offering of any dividend-paying Preferred Stock hereby, the applicable Prospectus Supplement will set forth the amount available for distribution as of the end of the most recent fiscal period under the Company's loan arrangements.

ABSENCE OF PUBLIC MARKET FOR THE DEBT SECURITIES AND WARRANTS

    All Securities will be a new issue of securities with no established trading market, other than the Common Stock, which is listed on the NYSE. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the secondary market for any Securities.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

    The Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and Amended and Restated Bylaws ("Bylaws") contain provisions that may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock." In addition, the Certificate of Incorporation presently authorizes the issuance of up to 150,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. The Board has the power to determine the price and terms under which any additional capital stock may be issued and to fix the terms of such Preferred Stock.

                                USE OF PROCEEDS

    Except as may be set forth in the accompanying Prospectus Supplement, the net proceeds from the sale of Securities will be applied by the Company for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time, acquisitions and other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratios of earnings to fixed charges for the Company and its consolidated subsidiaries for each of the periods indicated. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges set forth below.

                                                           FISCAL YEAR
                                                              ENDED          ELEVEN MONTHS ENDED
                                                        DECEMBER 31, 1996   DECEMBER 31, 1995(B)
                                                       -------------------  ---------------------
Consolidated ratio of earnings to fixed charges
  (unaudited)(a).....................................           2.20x                 1.40x

------------------------

(a) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest). Fixed charges represent interest incurred, amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(b) The Company was formed on January 31, 1995.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The Senior Securities are to be issued under an indenture dated as of a date prior to the first issuance of Senior Securities, as supplemented from time to time (the "Senior Indenture"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Trustee"), and the Subordinated Securities are to be issued under an indenture to be dated as of a date prior to the first issuance of Subordinated Securities, as supplemented from time to time (the "Subordinated Indenture"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Trustee"). The term "Trustee" as used herein shall refer to either the Senior Trustee or the Subordinated Trustee, as appropriate, for Senior Securities or Subordinated Securities. The form of the Senior Indenture and the form of the Subordinated Indenture (being referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof, do not purport to be complete, and are qualified in their entirety by reference to the Indentures, including the definitions of certain terms therein. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Indentures.

    The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company as described under "--Subordination" below. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder. The Debt Securities may be issued from time to time in one or more series. A supplemental indenture to the applicable Indenture (the "Supplemental Indenture") will be entered into by the Company and the applicable Trustee with respect to the issuance of each series of Debt Securities, which will set forth the terms and provisions of such series of Debt Securities. Reference is made to the accompanying Prospectus Supplement for a description of the following terms and other information with respect to the Debt Securities being offered hereby: (i) the title of such Debt Securities and whether they are Senior Securities or Subordinated Securities; (ii) any limit on the aggregate principal amount of such Debt Securities; (iii) the persons to whom any interest on such Debt Securities will be payable, if other than the registered holders thereof on the Regular Record Date therefor; (iv) the date or dates (or manner of determining the same) on which the principal of such Debt Securities will be payable; (v) the rate or rates (or manner of determining the same) at which such Debt Securities will bear interest, if any, and the date or dates from which such interest will accrue; (vi) the dates (or manner of determining the same) on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (vii) the place or places where the principal of and any premium and interest on such Debt Securities will be payable; (viii) the period or periods, if any, within which, and the price or prices at which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(ix) any mandatory or optional sinking fund or analogous provisions; (x) the denominations in which any Debt Securities will be issuable if other than denominations of $1,000 and any integral multiple thereof; (xi) the currency or currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on such Debt Securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto; (xii) any index or formula used to determine the amount of payments of principal of and any premium or interest on such Debt Securities; (xiii) whether the Debt Securities are to be issued in whole or in part in the form of one or more global securities ("Global Securities"), and, if so, the identity of the depositary, if any, for such Global Security or Securities; (xiv) the terms and conditions, if any, pursuant to which such Debt Securities are convertible into or exchangeable for Common Stock or other securities; (xv) the applicability of the provisions described in "--Defeasance" below; (xvi) any subordination provisions applicable to such Debt Securities in addition to or different than those described under "--Subordination" below; (xvii) any addition to, or modification or deletion of, any Events of Default or covenants with respect to such Debt Securities, including, without limitation, the amount to be specified in connection with clause (v) under "-- Events of Default" below; and (xviii) any other terms of the Debt Securities.

    Debt Securities may be issued at a discount from their stated principal amount. Certain federal income tax considerations and other special considerations applicable to any Debt Security issued with original issue discount (an "Original Issue Discount Security") may be described in an applicable Prospectus Supplement.

    If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in an applicable Prospectus Supplement.

    Unless otherwise indicated in an applicable Prospectus Supplement, (i) the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof and (ii) payment of principal, premium (if any), and interest on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (a "Depositary") or its nominee identified in an applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in any other circumstances described in an applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in an applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such depositary or its nominee ("Participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Securities will be limited to Participants or Persons that may hold interests through Participants. Ownership of beneficial interests by Participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through Participants will be shown on, and the transfer of that ownership interest within such Participant will be effected only through, records maintained by such Participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in an applicable Prospectus Supplement, owners of beneficial interests in such Global Securities will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the owners or Holders thereof for any purpose under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Company understands that, under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the Participants to give such notice or take such action, and the Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Principal of and any premium and interest on a Global Security will be payable in the manner described in an applicable Prospectus Supplement. Payment of principal of, and any premium or interest on, Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the applicable Trustee, any Paying Agent or the Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

CERTAIN COVENANTS IN THE INDENTURES

    MAINTENANCE OF OFFICE OR AGENCY. The Company will be required to maintain an office or agency in each place of payment for each series of Debt Securities for notice and demand purposes and for the purposes of presenting or surrendering Debt Securities for payment, registration of transfer or exchange.

    PAYING AGENTS, ETC. If the Company acts as its own paying agent with respect to any series of Debt Securities, on or before each due date of the principal of, or interest on any of the Debt Securities of that series, it will be required to segregate and hold in trust for the benefit of the persons entitled thereto a sum sufficient to pay such amount due and to notify the applicable Trustee promptly of its action or failure so to act. If the Company has one or more paying agents for any series of Debt Securities, prior to each due date of the principal of or interest on any Debt Securities of that series, it will deposit with a paying agent a sum sufficient to pay such amount, and the Company will promptly notify the applicable Trustee of its action or failure so to act (unless such paying agent is such Trustee). All moneys paid by the Company to a paying agent for the payment of principal of and interest on any Debt Securities that remain unclaimed for two years after such principal or interest has become due and payable may be repaid to the Company, and thereafter the holder of such Debt Securities may look only to the Company for payment thereof.

    PAYMENT OF TAXES AND OTHER CLAIMS. The Company will be required to pay and discharge, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary of the Company or their properties and (ii) all claims that if unpaid would result in a lien on their property and have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole (a "Material Adverse Effect"), unless the same is being contested by proper proceedings.

    MAINTENANCE OF PROPERTIES. The Company will be required to cause all properties used in the business of the Company or any subsidiary of the Company to be maintained and kept in good condition, repair and working order, except to the extent that the failure to do so would not have a Material Adverse Effect.

    EXISTENCE. The Company will be required to, and also will be required to cause its Subsidiaries to, preserve and keep in full force their existence, charter rights, statutory rights and franchises, except to the extent that failure to do so would not have a Material Adverse Effect.

    COMPLIANCE WITH LAWS. The Company will be required to and to cause its Subsidiaries to comply with all applicable laws to the extent the failure to do so would have a Material Adverse Effect.

    RESTRICTIVE COVENANTS. Any restrictive covenants applicable to any series of Debt Securities will be described in an applicable Prospectus Supplement.

EVENTS OF DEFAULT

    The following are Events of Default under each Indenture with respect to Debt Securities of any series: (i) default in the payment of the principal of (or premium, if any, on) any Debt Security of that series when it becomes due and payable; (ii) default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 calendar days; (iii) default in the making of any sinking fund payment as and when due by the terms of any Debt Security of that series; (iv) default in the performance, or breach, of any other covenant or warranty of the Company in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series) and continuance of such default for a period of 60 calendar days after written notice thereof has been given to the Company as provided in such Indenture; (v) any nonpayment at maturity or other default (beyond any applicable grace period) under any agreement or instrument relating to any other indebtedness of the Company the principal amount of which is not less than the amount specified in the applicable Supplemental Indenture, which default results in such indebtedness becoming due prior to its stated maturity or occurs at the final maturity thereof; (vi) certain events of bankruptcy, insolvency or reorganization involving the Company; and (vii) any other Event of

Default provided with respect to Debt Securities of that series. Pursuant to the Trust Indenture Act, the applicable Trustee is required, within 90 calendar days after the occurrence of a default under the applicable Indenture in respect of any series of Debt Securities, to give to the Holders of the Debt Securities of such series notice of all such uncured defaults known to it (except that, in the case of a default in the performance of any covenant of the character contemplated in clause (iv) of the preceding sentence, no such notice to Holders of the Debt Securities of such Series will be given until at least 30 calendar days after the occurrence thereof), except that, other than in the case of a default of the character contemplated in clause (i), (ii) or (iii) of the preceding sentence, the applicable Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of the Holders of the Debt Securities of such series.

    If an Event of Default with respect to Debt Securities occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Debt Securities of that series by notice as provided in the applicable Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. See "--Modification and Waiver" below. If an Event of Default under clause (vi) of the immediately preceding paragraph occurs, then the principal of, premium on, if any, and accrued interest on the Debt Securities of that series will become immediately due and payable without any declaration or other act on the part of the applicable Trustee of any holder of the Debt Securities of that series.

    Each Indenture provides that, subject to the duty of the applicable Trustee thereunder during an Event of Default to act with the required standard of care, such Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of that series.

    No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of the same series have also made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee has received from the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of the same series a direction inconsistent with such request and has failed to institute such proceeding within 60 calendar days. However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and interest on such Debt Security on or after the respective due dates expressed in such Debt Security.

    The Company is required to furnish to each Trustee annually a statement as to the performance by the Company of its obligations under the applicable Indenture and as to any default in such performance thereunder.

    Any additional Events of Default with respect to any series of Debt Securities, and any variations from the foregoing Events of Default applicable to any series of Debt Securities, will be described in an applicable Prospectus Supplement.

MODIFICATION AND WAIVER

    Modifications and amendments of each Indenture may be made by the Company and the applicable Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected thereby, except that no such modification or amendment may, without the consent of the Holder of each Debt Security affected thereby, (i) change the Stated Maturity of, or any installment of principal of, or interest on, any Debt Security; (ii) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Debt Security; (iii) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (iv) change the place or currency of payment of principal of, or premium, if any, or interest on any Debt Security;
(v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity or Prepayment Date thereof; (vi) reduce the percentage in principal amount of Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults; or (vii) in the case of the Subordinated Indenture, modify any of the provisions relating to the subordination of the Subordinated Securities in a manner adverse to the Holders thereof.

    The Holders of at least a majority in aggregate principal amount of the Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the applicable Indenture. The Holders of not less than a majority in principal amount of the Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under such Indenture cannot be modified or amended without the consent of the Holder of each Debt Security of that series affected thereby.

DEFEASANCE

    Unless otherwise specified in a Prospectus Supplement applicable to a particular series of Debt Securities, the Company, at its option, (i) will be deemed to have been discharged from its obligations with respect to the Debt Securities of such series (except for certain obligations, including obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series and to maintain an office or agency in respect of the Debt Securities and hold moneys for payment in trust) or (ii) will be released from its obligations to comply with the covenants that are described under "--Certain Covenants" above with respect to the Debt Securities of such series and any other covenants so designated in an applicable Prospectus Supplement with respect to the Debt Securities of such series, and the occurrence of an event described in clause
(iv) under "--Events of Default" above with respect to any defeased covenant and clauses (v) and (vii) under "--Events of Default" above any other event of default so designated in an applicable Prospectus Supplement with respect to the Debt Securities of such series will no longer be an Event of Default if, in either case, the Company irrevocably deposits with the applicable Trustee, in trust, money or direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or obligations of an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable at the issuer's option ("U.S. Government Obligations") or certain depositary receipts therefor that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of (and premium, if any) and any interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. Such defeasance may be effected only if, among other things, (a) no Event of Default or event which with the giving of notice or lapse or time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (vi) under "--Events of

Default" above or event that with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause (vi) shall have occurred and be continuing at any time on or prior to the 90th calendar day following such date of deposit, (c) in the event of defeasance under clause (i) above, the Company has delivered an Opinion of Counsel, stating that (1) the Company has received from, or there has been published by, the IRS a ruling or
(2) since the date of the applicable Indenture there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the Debt Securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred and (d) in the event of defeasance under clause (ii) above, the Company has delivered an Opinion of Counsel to the effect that, among other things, the Holders of the Debt Securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred. In the event the Company fails to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

SATISFACTION AND DISCHARGE

    The Company, at its option, may satisfy and discharge either Indenture (except for certain obligations of the Company and the applicable Trustee, including, among others, the obligations to apply money held in trust) when (i) either (a) all Debt Securities previously authenticated and delivered (other than (1) Debt Securities that were destroyed, lost or stolen and that have been replaced or paid and (2) Debt Securities for the payment of which money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the applicable Trustee for cancellation or (b) all such Debt Securities not theretofore delivered to such Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year or (3) are to be called for redemption within one year under arrangements satisfactory to such Trustee for the giving of notice of redemption by such Trustee in the name and at the expense of the Company, and the Company has deposited or caused to be deposited with such Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities not previously delivered to such Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the stated maturity or redemption date, as the case may be, (ii) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company and (iii) the Company has delivered to such Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the applicable Indenture have been satisfied.

SUBORDINATION

    Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Securities, but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Subordinated Securities will not otherwise be affected. No payment on account of principal (or premium, if any), sinking fund or interest may be made on the Subordinated Securities at any time when there is a default in the payment of principal, premium, if any, sinking fund or interest on Senior Indebtedness. In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Subordinated Trustee under the Subordinated Indenture or the Holders of any of the Subordinated Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Securities.

    By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trusts pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture.

    If this Prospectus is being delivered in connection with the offering of a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

LIMITATIONS ON MERGER AND CERTAIN OTHER TRANSACTIONS

    Prior to the satisfaction and discharge of either Indenture, the Company may not consolidate with or merge with or into any other person, or transfer all or substantially all of its properties and assets to another person unless (i) either (a) the Company is the continuing or surviving person in such a consolidation or merger or (b) the person (if other than the Company) formed by such consolidation or into which the Company is merged or to which all or substantially all of the properties and assets of the Company are transferred (the Company or such other person being referred to as the "Surviving Person") is a corporation organized and validly existing under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes, by an indenture supplement, all the obligations of the Company under the Debt Securities and the applicable Indenture, (ii) immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists and (iii) an officer's certificate is delivered to the applicable Trustee to the effect that the conditions set forth in the preceding clauses (i) and (ii) have been satisfied and an opinion of counsel has been delivered to the applicable Trustee to the effect that the conditions set forth in the preceding clause (i) have been satisfied. The Surviving Person will succeed to and be substituted for the Company with the same effect as if it has been named in the applicable Indenture as a party thereto, and thereafter the predecessor corporation will be relieved of all obligations and covenants under such Indenture and the Debt Securities.

CONVERSION RIGHTS

    The terms and conditions, if any, on which Debt Securities being offered are convertible into Common Stock or other Securities of the Company will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

    Each Indenture contains certain limitations on the right of the applicable Trustee, should it become a creditor of the Company within three months of, or subsequent to, a default by the Company to make payment in full of principal of or interest on any series of Debt Securities when and as the same becomes due and payable, to obtain payment of claims, or to realize for its own account on property received in respect of any such claim as security or otherwise, unless and until such default is cured. However, the applicable Trustee's rights as a creditor of the Company will not be limited if the creditor relationship arises from, among other things, the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by such Trustee; certain advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the applicable Indenture; disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian or paying agent or in any other similar capacity; indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or the acquisition, ownership, acceptance or negotiation of certain drafts, bills of exchange, acceptances, or other obligations. The Indentures do not prohibit the Trustees from serving as trustee under any other indenture to which the Company may be a party from time to time or from engaging in other transactions with the Company. If either Trustee acquires any conflicting interest and there is an Event of Default under the applicable Indenture with respect to any series of Debt Securities, such Trustee must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Certificate of Incorporation presently provides that the authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. As of May 1, 1997, 25,927,148 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued or outstanding.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to preferential rights that may be applicable to any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends if, as and when declared by the Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities, and there are no redemption of sinking fund provisions with respect to the Common Stock. The Common Stock is listed on the NYSE under the symbol "BH." The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

PREFERRED STOCK

    The Board has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN CORPORATE GOVERNANCE MATTERS

    The Bylaws provide that nominations for election of directors by the stockholders may be made by the Board or by any stockholder entitled to vote in the election of directors generally. The Bylaws require that stockholders intending to nominate candidates for election as directors deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by the Company by inclusion in a report filed with the Commission under the Exchange Act or furnished to stockholders, or by mail, press release, or otherwise more than 75 days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the date on which such announcement of the date of the meeting was so communicated. The Bylaws further require that the notice by the stockholder set forth certain information concerning such stockholder and the stockholder's nominees, including their names and addresses, a representation that the stockholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, the class and number of shares of the Company's stock owned or beneficially owned by such stockholder, a description of all arrangements or undertakings between the stockholder and each nominee, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such stockholder and the consent of each nominee to serve as a director of the Company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements.

    In addition to the nomination procedures described above, the Certificate of Incorporation and Bylaws provide, in general, that (i) the number of directors of the Company will be fixed, within a specified range, by a majority of the total number of the Company's directors (assuming no vacancies) or by the holders of at least 80% of the Company's voting stock, (ii) the directors of the Company in office from time to time, or, if no directors remain in office, the stockholders, will fill any vacancy or newly created directorship on the Board, with any new director to serve for the full term of the directorship to which he or she is so elected, (iii) directors of the Company may be removed with or without cause by the vote of the majority of the total number of the Company's directors (assuming no vacancies) or only for cause by the holders of at least 80% of the Company's voting stock, (iv) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting, (v) except as described below, special meetings of stockholders may be called only by the Chairman or a Vice Chairman of the Board or by a majority of the total number of directors of the Company (assuming no vacancies) and the business permitted to be conducted at any such meeting is limited to that brought before the meeting by the Company's Chairman of the Board or his specific designee or by a majority of the total number of directors of the Company (assuming no vacancies), and (vi) the Board, the Chairman or a Vice Chairman may postpone and reschedule any previously scheduled annual or special meeting of stockholders. The Bylaws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by the Company by press release or inclusion in a report filed with the Commission under the Exchange Act or furnished to stockholders more than 75 days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was so communicated. The Bylaws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and the reasons for conducting such business at the meting and certain information concerning the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of the Company that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the meeting. Upon the written request of the holders of not less than a majority of the Company's voting stock, the Board will be required to call a meeting of stockholders for any lawful purpose (which may not, however, include the election of directors) and fix a record date for the determination of stockholders entitled to notice of and to vote at such meeting (which record date may not be later than 60 days after the date of receipt of notice of such meeting), provided that in the event that the Board calls an annual or special meeting of stockholders to be held not later than 90 days after receipt of any such written request, no separate special meeting of stockholders as so requested will be required to be convened provided that the purposes of such annual or special meeting called by the Board include (among others) the purposes specified in such written request of the stockholders.

    Under applicable provisions of Delaware law, the approval of a Delaware company's board of directors, in addition to stockholder approval, is required to adopt any amendment to the company's certificate of incorporation, but a company's bylaws may be amended either by action of its stockholders or, if the company's certificate of incorporation so provides, its board of directors. The Certificate of Incorporation and Bylaws provide that (i) except as described below, the provisions summarized above and nomination procedures may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the Company's voting stock, voting together as a single class, except that if any such action (other than any direct or indirect amendments to the provision requiring that stockholder action be taken at a meeting of stockholders rather than by written consent in lieu of a meeting) is approved by the holders of a majority, but less than 80%, of the then-outstanding voting stock (in addition to any other approvals required by law, including approval by the Board with respect to any amendment to the Certificate of Incorporation), such action will be effective as of 15 months from the date of adoption and (ii) the Bylaw provisions relating to the right of stockholders to cause special meetings of stockholders to be called and to the composition of certain directorate committees may not be amended by the Board without stockholder approval.

    The foregoing provisions of the Certificate of Incorporation and Bylaws relating to advance notice of stockholder nominations may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. The provisions may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company's management believes that the foregoing measures will provide benefits to the Company and its stockholders by enhancing the Company's ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company and that such benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

    The Company is a Delaware corporation and is subject to Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"). In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office.

    Because the Board approved the issuance of the Common Stock in connection with the formation of the Company, the transactions contemplated in connection with the Company's initial public offering and the transactions contemplated in connection with the Holiday Acquisition, the statutory restrictions on business combination transactions are not applicable to any person or group (and certain transferees) that became, is deemed to have become, becomes or is deemed to become the beneficial owner of 15% or more of the voting stock of the Company as a result of its receipt of Common Stock in connection therewith.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Debt Securities, Common Stock, Preferred Stock or any combination thereof. Warrants may be issued independently, together with any other Securities offered by a Prospectus Supplement, and may be attached to or separate from such Securities. Warrants may be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

    The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, number and terms of the Debt Securities, Common Stock, Preferred Stock, Depositary Shares or combination thereof, purchasable upon exercise of such Warrants; (v) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) the date, if any, on and after which such Warrants and the related underlying Securities will be separately transferable; (vii) the price at which each underlying Security purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of any applicable federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities in any one or more of the following ways: (i) through one or more underwriters, (ii) through one or more dealers or agents (which may include one or more underwriters) or (iii) directly to one or more purchasers.

    The distribution of the Securities may be effected from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with the sale of the Securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of the Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in an applicable Prospectus Supplement.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Company against certain liabilities, including under the Securities Act, or contribution from the Company to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

    All Securities will be a new issue of securities with no established trading market, other than the Common Stock, which is listed on the NYSE. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the secondary market for any Securities.

                             VALIDITY OF SECURITIES

    Unless otherwise indicated in an applicable Prospectus Supplement relating to the Securities, the validity of the Securities offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, New York, New York.

                                    EXPERTS

    The financial statements of Bristol Hotel Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements of Bristol Hotel Asset Company incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated March 14, 1997, and as amended on April 10, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements of Bristol Hotel Company as of December 31, 1995 and for the eleven months then ended and the financial statements of Harvey Hotel Companies for the one month ended January 31, 1995 and the year ended December 31, 1994 incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE REGISTERED SECURITIES OF THE COMPANY OFFERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
                  PROSPECTUS SUPPLEMENT

The Company....................................        S-1
Developments Since the IPO.....................        S-2
Operating and Growth Strategies................        S-4
The Offering...................................        S-7
Use of Proceeds................................        S-7
Price Range of Common Stock and Dividend
 Policy........................................        S-7
Pro Forma Financial Data.......................        S-8
Underwriting...................................       S-14
Legal Matters..................................       S-15
The Company's Hotels...........................        A-1

                        PROSPECTUS

Available Information..........................          2
Incorporation of Certain Documents by
 Reference.....................................          2
The Company....................................          3
Risk Factors...................................          4
Use of Proceeds................................          8
Ratio of Earnings to Fixed Charges.............          9
Description of Debt Securities.................          9
Description of Capital Stock...................         17
Description of Warrants........................         20
Plan of Distribution...........................         20
Validity of Securities.........................         21
Experts........................................         21

                                2,750,000 SHARES

                                     [LOGO]
                                    BRISTOL
                                 HOTEL COMPANY

                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              MERRILL LYNCH & CO.

                               ALEX. BROWN & SONS
                                  INCORPORATED
                                LEHMAN BROTHERS
                             MONTGOMERY SECURITIES
                               SMITH BARNEY INC.

                                  MAY 12, 1997

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